MK

15047243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- ~~57281~~

8-51061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEALTH MANAGEMENT RESOURCES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5010 GREAT ROAD, SUITE 201
(No. and Street)

NORTH SMITHFIELD, RI 02896
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN WARDYGA 401-356-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DIGENNARO & PALUMBO, LLP
(Name – *if individual, state last, first, middle name*)

117 METRO CENTER BLVD., SUITE 2007 WARWICK, RI 02886
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5/15

OATH OR AFFIRMATION

I, ALAN WARDYGA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEALTH MANAGEMENT RESOURCES, INC., as of DECEMBER 31, 2014, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Alan S Wardyga Pres

Signature

President

Title

Janice T. Hebert

Notary Public My Commission Expires 4/26/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014

WITH

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WEALTH MANAGEMENT RESOURCES, INC.
For the Year Ended December 31, 2014

Table of Contents

DiGennaro & Palumbo, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Richard V. DiGennaro, CPA, MST
Ralph A. Palumbo, CPA, CIA

117 Metro Center Blvd., Suite 2007
Warwick, RI 02886
phone 401.885.1000
digennaropalumbo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Wealth Management Resources, Inc.
North Smithfield, Rhode Island

We have audited the accompanying financial statements of Wealth Management Resources, Inc. (a Rhode Island S-Corporation) (the Company) which comprise the statements of financial condition as of December 31, 2014, and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Wealth Management Resources, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Generally accepted accounting principles require the primary beneficiary of a variable interest entity to consolidate the variable interest entity in its financial statements. Management has informed us that the Company's financial statements do not include the accounts of Wealth Management Realty Partners, LLC, that the Company has determined is a variable interest entity and in which the Company holds a variable interest and is the primary beneficiary entitled to receive a majority of the variable interest entity's residual returns. The effects of these departures from generally accepted accounting principles on the financial position, results of operations, and cash flows have not been determined.

The supplementary information contained in Pages 14-17 have been subjected to audit procedures performed in conjunction with the audit of Wealth Management Resources, Inc's financial statements. The supplemental information is the responsibility of Wealth Management Resources, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DiGennaro & Palumbo, LLP

DiGennaro & Palumbo, LLP

February 25, 2015

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION FOR
NONCARRYING, NONCLEARING BROKER DEALERS
December 31, 2014

ASSETS

Cash and cash equivalents	$	44,487
Accounts receivable, clearing organizations		285,628
Securities owned:		
Marketable securities at market value		109,286
Office furniture and equipment, at cost, less accumulated depreciation of $17,165		15,259
TOTAL ASSETS	$	454,660

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	8,652
Accrued wages		234,628
Other accrued expenses		10,034
TOTAL LIABILITIES		253,314
Stockholders' Equity:		
Common stock, $1 par value, authorized 8,000 shares, issued and outstanding, 200 shares		200
Additional paid-in capital		5,000
Retained earnings		171,508
Accumulated other comprehensive income		24,638
Total Stockholders' Equity		201,346
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	454,660

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2014

Revenue:	
Investment advisory fees	$ 1,118,587
Registered representative commissions	438,556
Financial planning fees	6,400
Dividend income	100
Total Revenues	1,563,643
Expenses:	
Employee compensation and benefits	1,351,222
Communications and data processing	25,675
Occupancy	34,961
Other expenses	111,910
Total Expenses	1,523,768
Net Income	$ 39,875
Net Income	$ 39,875
Other Comprehensive Income	
Unrealized gain on investments	4,243
Total Comprehensive Income	$ 44,118

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2014

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at beginning of year	200	$ 200	$ 5,000	$ -	$ 152,028	$ 157,228
Net Income	-	-	-	-	39,875	39,875
Prior period adjustment		-	-	20,395	(20,395)	-
Other Comprehensive Income	-	-	-	4,243	-	4,243
Balance at end of the year	200	$ 200	$ 5,000	$ 24,638	$ 171,508	$ 201,346

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash Flows From Operating Activities:		
Net income	$	39,875
Adjustment to reconcile net income to net cash provided by operating activities,		
Depreciation		3,072
Increase in accounts receivable		(20,706)
Increase in accounts payable		4,094
Increase in accrued wages		20,706
Decrease in other accrued expenses		(49,285)
Net Cash Used In Operating Activities		(2,244)
Cash Flows From Investment Activities:		
Purchase of property and equipment		(8,913)
Disposal of property and equipment		733
Purchase of marketable securities		(7,920)
Net Cash Used In Investment Activities		(16,100)
Net Decrease In Cash and Cash Equivalents		(18,344)
Cash and cash equivalents, beginning of the year		62,831
Cash and cash equivalents, end of year	$	44,487

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1: **Summary of Significant Accounting Policies**

Nature of Business - Wealth Management Resources, Inc. (the Company), a Rhode Island S Corporation, was formed on January 18, 1994. The Company is a registered investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA). The Company advises clients on investments and financial planning decisions. The Company's revenues are commission and fee based, and are received from independent broker/dealers and clients.

Variable Interest Entities – In December 2003, the FASB issued revised Accounting Standards Codification, "Consolidation of Variable Interest Entities". ASC requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the entities investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional subordinated financial support. The consolidation requirement applies to variable interest entities for fiscal years beginning after December 15, 2004 for all variable interest entities created before January 1, 2004.

The Company has determined that it is the primary beneficiary of Wealth Management Realty Partners, LLC, a related limited liability company that shares common ownership with the Company. Wealth Management Resources, Inc. pays rent to Wealth Management Realty Partners, LLC. Due to the increased cost in accounting fees that would be necessary for consolidation, management has elected not to consolidate the financial position and results of operations for Wealth Management Realty Partners, LLC. (This is a departure from GAAP.)

Basis of Accounting - The Company's financial statements include the accounts of the Company prepared on the accrual basis of accounting. The Company is engaged in business as a securities broker-dealer and a Securities Exchange Commission's Registered Investment Advisor, which comprise several classes of services, including principal transactions, investment advice services and financial planning fees.

Advertising and Marketing - The Company's policy is to expense advertising and marketing costs as incurred. Advertising and marketing expense for 2014 was $8,465.

Office Furniture, Equipment and Depreciation - Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years for financial statement purposes. Depreciation expense for the year ended December 31, 2014 was $3,072.

Clearing Agreements - All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Note 1: Summary of Significant Accounting Policies (Continued)

Investment Advisory Income - Investment Advisor fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Compensated Absences - Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. Future compensation is prorated based upon employment for the upcoming year. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

The Company adopted a qualified sick pay plan on November 18, 2005 which entitles certain employees to compensation for a term of one year if they become disabled and cannot work. The plan will pay covered employees $10,000 per month for a maximum of 12 months for an amount not to exceed $120,000. No liability has been recorded in the accompanying financial statements since it is impractical to estimate an amount.

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax return.

In accordance with FASB ASC 740, *Income Taxes*, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained, including the position that the Company continues to qualify as an S Corporation for both federal and state income tax purposes.

Based on the evaluation, if it were more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating losses. No interest or penalties have been accrued or charged to expense for the year ended December 31, 2014.

The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Note 1: Summary of Significant Accounting Policies (Continued)

Uncertain Tax Positions –The Company accounts for certain tax positions in accordance with the Accounting for Uncertain Tax Positions Topic of the FASB Accounting Standards Codification. The topic prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company adopted the provision under the topic April 1, 2009. There was no impact on total liabilities or stockholders equity as a result of the adoption.

Marketable Securities - Marketable securities are valued at market, and securities not readily marketable are valued at fair market value as determined by management.

Fair Value Measurement – The Company measures and discloses certain financial asset and liabilities at fair value. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market in an orderly transaction between market participants on the measurement date. Under this guidance, the Company is also required to classify certain assets and liabilities based on the following fair value hierarchy:

Level 1 Quoted prices in active markets for identical assets and liabilities.
Level 2 Quoted prices for identical assets and liabilities in markets
that are
not active; quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly and;
Level 3 Prices or valuations that require inputs that are both significant to
the fair value measurements and unobservable

The Company utilizes the active market approach to measure the fair value of cash, cash equivalents, available for sale, and investments, which are all Level 1 inputs.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 1: Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents - For purposes of the Statement of Cash Flow, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk – The Company maintains its cash balances in banks located in Rhode Island. These balances are currently insured by the Federal Deposit Insurance Corp. up to $250,000. All amounts were insured as of December 31, 2014.

Note 2: Accounts Receivable, Clearing Organizations

Accounts receivable of $285,628, at December 31, 2014, represents amounts due from clearing organizations and are considered fully collectible.

Note 3: Net Capital Requirements

The company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $119,724, which was $102,838 in excess of its required net capital requirement of $16,886. The Company's net capital ratio was 2.12 to 1.

Note 4: Related Party Transaction

The Company leases its operating facility from an LLC, whose members are the shareholders of the Company. Rent decreased from $2,250 to $750 per month as of January 1, 2015 to reflect the renewal of lease which is in effect until December 31, 2015. Future minimum rent payments will be adjusted annually on January 1 of each year based upon the increase in the Consumer Price Index. Rent expense amounted to $27,000 in 2014.

Future minimum rent payments are as follows:

2015	$ 9,000

Note 5: Marketable Securities at Market Value

The Company has marketable securities held for them by Charles Schwab, a brokerage firm. The securities are classified as available for sale and reported at the current market value. The marketable securities were comprised of mutual funds having a market value of $109,286 as of December 31, 2014.

Note 6: Retirement Plan

Effective January 1, 2011, the Company adopted a 401(k) plan that funds a matching contribution not to exceed 4% of compensation, with a discretionary profit sharing component. Employer contributions for the year ended December 31, 2014 amounted to $84,534.

Note 7: Prior Period Adjustment

Retained Earnings and Other Comprehensive Income have been restated to reflect unrealized investment gains from prior years.

Note 8: Subsequent Events

Management has evaluated subsequent events through February 25, 2015, the date which the financial statements were available to be issued

No other significant events have been identified that would require adjustment of or disclosure in the accompanying financial statement.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

Net Capital	
Total Stockholders' Equity	$ 201,346
Deductions and/or charges	
Non allowable assets	
Property and equipment, at cost-net of accumulated depreciation	15,259
Accounts receivable allocation	51,000
Net Capital, Before Haircuts on Securities Portion	135,087
Haircuts on securities	
Money market funds	158
Mutual funds	15,205
Total Haircuts	15,363
Net Capital	$ 119,724
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 8,652
Accrued wages	234,628
Other accrued expenses	10,034
Total Aggregate Indebtedness	$ 253,314
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 16,886
Excess net capital	$ 102,838
Excess net capital @ 1000%	$ 94,392
Ratio: Aggregate indebtedness to net capital	2.12 to 1

WEALTH MANAGEMENT RESOURCES, INC.

COMPUTATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

There were no differences existing between the Audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited FOCUS II A.

The Company is exempt from rule15c3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis.

WEALTH MANAGEMENT RESOURCES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

The Company had no items reportable as customers' fully paid and excess margin securities: (1) not in the Company's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3) or (2) for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

WEALTH MANAGEMENT RESOURCES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of December 31, 2014

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

WEALTH MANAGEMENT RESOURCES, INC.

SUPPLEMENTAL REVIEW OF EXEMPTION REPORT

DECEMBER 31, 2014

DiGennaro & Palumbo, LLP

Richard V. DiGennaro, CPA, MST
Ralph A. Palumbo, CPA, CIA

CERTIFIED PUBLIC ACCOUNTANTS

117 Metro Center Blvd., Suite 2007
Warwick, RI 02886
phone 401.885.1000
digennaropalumbo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Wealth Management Resources, Inc.
North Smithfield, Rhode Island

We have reviewed management's statements, included in the accompanying Wealth Management Resources, Inc.'s Exemption Report, in which (1) Wealth Management Resources, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wealth Management Resources, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Wealth Management Resources, Inc. stated that Wealth Management Resources, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Wealth Management Resources, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wealth Management Resources, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

DiGennaro & Palumbo, LLP

DiGennaro & Palumbo, LLP

February 25, 2015

On behalf of Wealth Management Resources, Inc. [WMR, Inc.] I, as FINOP, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

WMR, Inc. claims an exemption from SEC Rule 15c3-3 under the k(2)(l) provision.

WMR, Inc. did not hold any customer funds or securities at any time during the year.

WMR, Inc. met the identified exemption provisions throughout the reporting period of January 1, 2014 through December 31, 2014

Alan S. Wardyga, President

FINOP

Wealth Management Resources, Inc.

WEALTH MANAGEMENT RESOURCES, INC.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2014

DiGENNARO & PALUMBO, LLP

Richard V. DiGennaro, CPA, MST
Ralph A. Palumbo, CPA, CIA

CERTIFIED PUBLIC ACCOUNTANTS

117 Metro Center Blvd., Suite 2007
Warwick, RI 02886
phone 401.885.1000
digennaropalumbo.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholders
Wealth Management Resources, Inc.
Cranston, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Wealth Management Resources, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority, solely to assist you and the other specified parties in evaluating Wealth Management Resources, Inc.'s compliance with the applicable instructions of Form SIPC-7. Wealth Management Resources, Inc.'s management is responsible for the Wealth Management Resources, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cancelled check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DiGennaro & Palumbo, LLP

DiGennaro & Palumbo, LLP

February 25, 2015

WEALTH MANAGEMENT RESOURCES, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

7/25/14	SIPC, WASHINGTON, DC	$1,488
1/21/15	SIPC, WASHINGTON, DC	$1,549